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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    35177K108
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                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 1999
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 7 Pages
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------------------------                                   ---------------------
  CUSIP No.: 35177K108                 13D                   Page 2 of 7 Pages
------------------------                                   ---------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Bankgesellschaft Berlin AG
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS                                                       WC

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Federal Republic of Germany
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     NUMBER OF              SOLE VOTING POWER                          2,192,900
       SHARES
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    BENEFICIALLY            SHARED VOTING POWER                                0
       OWNED
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      BY EACH               SOLE DISPOSITIVE POWER                     2,192,900
     REPORTING
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       PERSON               SHARED DISPOSITIVE POWER                           0
        WITH
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING          2,192,900
        PERSON
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
        CERTAIN SHARES
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          14.29%
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  14    TYPE OF REPORTING PERSON                                              BK
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                                Page 2 of 7 Pages
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         This Amendment No. 4 amends and supplements Items 3, 4, 5 and 7 and
Annex A of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 2,192,900 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $29,094,306 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

         On November 3, 1999, the Bank sent a letter to the Fund requesting that the Fund's proxy statement relating to the next meeting of the shareholders of the Fund contain a proposal that the Fund convert to an open-end fund. The text of the letter is attached hereto as Exhibit 1 and incorporated herein by reference. The letter was sent by the Bank pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

         Except as set forth herein and in previous filings by the Bank on
Schedule 13D with respect to the Common Stock of the Fund, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 11, 1999, relating to the Annual Meeting of Stockholders of the Fund held on April 29, 1999 states that, as of February 9, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 2,192,900 shares of Common Stock, which constitute approximately 14.29% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

                                Page 3 of 7 Pages
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          Date             Number of Shares Purchased       Price Per Share
          ----             --------------------------       ---------------
     October 7, 1999                 1,500                      $13.6250
    October 25, 1999                 4,000                       13.5313
    November 2, 1999                 25,000                      13.7375
    November 4, 1999                 30,000                      14.0000
    November 9, 1999                 21,400                      14.1875
    November 11, 1999                22,700                      14.3676
    November 11, 1999                30,000                      14.3750


         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter, dated November 3, 1999, from Bankgesellschaft Berlin AG to The France Growth Fund, Inc.

                                Page 4 of 7 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1999                BANKGESELLSCHAFT BERLIN AG


                                       By: /s/ Gregory L. Melville
                                          -------------------------------------
                                       Name:   Gregory L. Melville
                                       Title:  Assistant Director

                                       By: /s/ Moritz Sell
                                          -------------------------------------
                                       Name:   Moritz Sell
                                       Title:  Market Strategist


                                Page 5 of 7 Pages
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                                                                         ANNEX A

         Leopold Troeblinger no longer serves a member of the Managing Board of the Bank.











                                Page 6 of 7 Pages
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                                                                       EXHIBIT 1

                   [Letterhead of Bankgesellschaft Berlin AG]

Steven M. Cancro
Secretary
The France Growth Fund, Inc.
1211 Avenue of the Americas
New York, NY 10036

BY HAND
-------

The France Growth Fund, Inc.                            Berlin, November 3, 1999

Dear Mr. Cancro,

         The Bankgesellschaft Berlin AG has beneficially owned shares of the Fund valued at more than $2,000 for a continuous period of more than one year and we expect to continue such level of ownership through the date of the Fund's next annual meeting. Attached hereto are copies of our initial filing on
Schedule 13D with respect to the common stock of the Fund and all amendments to date, as filed with the Securities and Exchange Commission. Such filings evidence our ownership of more than $2,000 of shares of the Fund for a continuous period of more than one year. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we are hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its next meeting.

         RESOLVED: That the Fund immediately commence taking all necessary steps to convert into an open-end fund.

         SUPPORTING STATEMENT: At the 1999 Annual Shareholders Meeting, there were two proposals recommending that shareholders be enabled to realize Net Asset Value (NAV) on their investment. Both proposals received the support of the shareholders voting, but unfortunately, there has been very little subsequent action taken by the Board of Directors to eliminate the discount from NAV at which shares of the Fund trade. The conversion of the France Growth Fund to an open-end fund would permanently eliminate the discount to NAV and simultaneously allow shareholders who desire to remain invested in the Fund to do so.

Respectfully,

/s/ Dirk Kipp
Director

/s/ Bartho Schroder
Director

                                Page 7 of 7 Pages